Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500
FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
+1-202-636-5806	Ryan.Brizek@stblaw.com

August 9, 2024

VIA EDGAR

Raymond A. Be

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hamilton Lane Private Infrastructure Fund

Registration Statement on Form N-2

1933 Act File No. 333-280011; 1940 Act File No. 811-23972

Dear Mr. Be:

On behalf of Hamilton Lane Private Infrastructure Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “SEC” or “Commission”) Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via email on July 11, 2024, relating to the initial filing of the Registration Statement (the “Comment Letter”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund, we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this Comment Letter have the meanings given to them in the Registration Statement. Where the Fund has proposed revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General

Comment 1: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

Comment 2: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to (1) the multi-class structure of the Fund, (2) the distribution fees, and (3) transactions with certain affiliates. To the extent you have not received multi-class exemptive relief, revise the document to remove all references to the classes that the Fund cannot offer yet.

Response: The Fund hereby confirms that it does not currently intend to submit any exemptive applications or no-action requests in connection with the Registration Statement. The Fund will rely on exemptive orders which have previously been granted to Hamilton Lane Advisors, L.L.C. (the “Adviser” or “Hamilton Lane”). With respect to the Fund’s ability to offer multi-classes of shares and charge distribution fees pursuant to Rule 12b-1 of the 1940 Act, the Fund will rely on the exemptive order granted to Hamilton Lane Private Assets Fund and Hamilton Lane on July 14, 2020.1 The Fund hereby confirms that it meets the definition of a “Future Fund” as defined in the aforementioned multi-class exemptive application. With respect to the Fund’s ability to engage in transactions with certain affiliates otherwise prohibited by Section 17(d) and Rule 17d-l of the 1940 Act, the Fund will rely on the exemptive order granted to Hamilton Lane Private Assets Fund, et al. on February 23, 2021, as amended on May 16, 2023.2 The Fund hereby confirms that it meets the definition of a “Future Regulated Fund” as defined in the aforementioned co-investment exemptive application.

1 Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C. (File No. 812-15098) Investment Company Act Rel. Nos. 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order) (the “Multi-Class Exemptive Order”).

2 Hamilton Lane Private Assets Fund et al. (File No. 812-15099) Investment Company Act Rel. Nos. 34182 (Jan. 28, 2021) (Notice) and 34201 (Feb. 23, 2021) (Order), as amended by Hamilton Lane Private Assets Fund, et al. (File No. 812-15374) Investment Company Act Rel. Nos. 34891 (April 19, 2023) (Notice) and 34919 (May 16, 2023) (Order) (the “Co-Investment Exemptive Order”).

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission August 9, 2024

Comment 3: Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response: The Fund confirms that it does not currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

Inside Cover Page (page i)

Comment 4: Please disclose a reasonable definition of what constitutes an “infrastructure asset.”

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

Comment 5: Clarify what “social,” “environment,” and “other” infrastructure sectors are.

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

Comment 6: In footnote (1) to the Sales Load table, briefly clarify when the stated minimum investment can be reduced and for which investors.

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

Prospectus Summary

Investment Strategies (page 1)

Comment 7: The disclosure indicates that the Fund intends to invest in “private funds.” Please supplementally advise as to the nature of these private funds, including any exemptions from registration upon which they rely, and the percent allocation of the Fund’s portfolio expected for such private funds. We may have additional comments.

Response: The Portfolio Funds in which the Fund will invest likely will encompass a mixture of funds that either do not meet the definition of “investment company” under Section 3(a)(1)(A) and Section 3(a)(1)(C) (i.e., funds which do not engage primarily in the business of investing, reinvesting or trading in securities and instead primarily hold real assets or are engaged in non-investment company businesses related to real assets) or are excluded from the definition of an “investment company” for purposes of the 1940 Act under either Section 3(c)(5)(C) of the 1940 Act or Section 3(c)(7) under the 1940 Act. However, the nature of the investment portfolio, risk and expense profile of each such Portfolio Fund largely will be consistent with that of a private real estate investment trust (a “REIT”) and in any event will not include funds that: engage in hedging related strategies, have significant exposure to commodities or derivatives for speculative investment purposes, pay performance fees on unrealized gains, or employ a significant amount of leverage. Like most private REITs, the assets held by the various Portfolio Funds largely will be interests in real property or interests in improvements on real property, including, but not limited to, toll-roads, airports and seaports. Indeed, the investment portfolio of the Fund will be substantially similar to other closed-end management investment companies that are offered to retail investors without regard to whether or not such investors satisfy the definition of an “accredited investor” under Regulation D.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission August 9, 2024

Like investments held by private REITs, the investments held by the Portfolio Funds in which the Fund will invest are long-duration investments. Indeed, the risk-return profile for infrastructure investments looks more like the spectrum of risks and returns applied to most institutional real estate portfolios. Many of the Portfolio Funds in which the Fund will invest will have a return profile akin to a private REIT in which assets within the Portfolio Funds typically have common characteristics of being fixed, physical assets that have long-term contracted or regulated cash flows. The value of the assets will be principally based upon the recurring cash flows of the business and the term and quality of its contracts.

The Fund notes that the Portfolio Funds in which it will invest will be managed by institutional infrastructure managers. By investing in the Portfolio Funds offered by multiple managers, the Fund will benefit from building an investment portfolio that is diversified with respect to individual infrastructure projects, as well as with respect to geography.

The operation of the Portfolio Funds is consistent with that of other institutional oriented funds. In particular, the Portfolio Funds provide the Fund and the Adviser with annual audited financials, quarterly unaudited financials, quarterly investment account statements, detailed information about each asset held (including valuations) and the leverage and liabilities of the Portfolio Fund.

Comment 8: Advise supplementally whether the referenced co-investments will be with affiliated entities. To the extent they will be with affiliated entities, explain how such investments will be achieved in accordance with Section 17, including any exemptive relief obtained or sought.

Response: It is currently expected that, in some instances, the Fund will participate in co-investments alongside affiliated entities. The Fund will rely on the Co-Investment Exemptive Order to participate in such investments that would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-l thereunder. As disclosed in the Fund’s Registration Statement, pursuant to the Co-Investment Exemptive Order, the Fund is permitted to, among other things and subject to the conditions of the Co-Investment Exemptive Order, invest in aggregated transactions alongside certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, that involve the negotiation of certain terms of the private placement securities to be purchased (in addition to price-related terms). The Infrastructure Assets the Fund acquires through co-investments will not be controlled by Hamilton Lane.

Investment Management Fee (page 3)

Comment 9: The disclosure states that the Investment Management Fee is calculated and paid quarterly at “a rate equal to 1.40%” based on the Fund’s net asset value. Clarify whether the 1.40% is an annual rate or based on some other term.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to clarify that 1.40% is an annual rate.

Prospectus

Use of Proceeds (page 12)

Comment 10: Disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies. See Item 7.2 of Form N-2.

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

Investment Strategies (page 13)

Comment 11: The disclosure states that the Fund seeks a portfolio “with (i) a risk/return profile focused on core-plus and value-add opportunities, plus other opportunistic investments; and (iii) portfolio benefits such as J-curve mitigation.” Explain in an appropriate location in the prospectus, what these terms mean and cross-reference as appropriate.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Infrastructure Market Opportunity Overview (page 15)

Comment 12: The disclosure states “Hamilton Lane has found that in addition to the middle market having a larger opportunity set by number, there are more varied value creation initiatives that can be pursued in smaller and middle-market opportunities and less reliance on macroeconomic factors.” Please rewrite in plain English, avoiding unnecessary jargon.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission August 9, 2024

General Risks (page 21)

Comment 13: The General Risks section is 27 pages long and divided into multiple subsections.

Comment 13a: Please consider revising the risk factors to consolidate overlapping or similarly themed risks.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Comment 13b: Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. [See ADI 2019-08 – Improving Principal Risks Disclosure.]

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Comment 13c: Please place risk factors that are not principal to the Fund’s investment strategy in a separate, appropriately-captioned section. To the extent the context of a risk factor is not apparent from the Fund’s strategy (e.g., risks to which the Fund may be exposed indirectly through its investments in other funds), briefly indicate that context.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Investments Longer than Term (page 28)

Comment 14: The disclosure refers to “expiration of the Fund term.” To the extent the Fund expires after a certain term, please revise the disclosure throughout appropriately.

Response: In light of the Staff’s comment, the Fund has deleted the risk factor titled “Investments Longer than Term.” Supplementally, the Fund confirms that the Fund does not have a certain term and will continue indefinitely unless dissolved or terminated in accordance with the provisions of the Fund’s current Agreement and Declaration of Trust.

Real Estate Investments (page 34)

Comment 15: This risk factor addresses risks of real estate investments generally. However, it is unclear how some of the sub-categories of real estate investments relate to infrastructure or the Fund, such as residential properties. Please focus this risk factor to those aspects of real estate investment that will affect the Fund. To the extent such a link is not obvious, clarify why such real estate categories will affect the Fund.

Response: In light of the Staff’s comment, the Fund has deleted the risk factor titled “Real Estate Investments.”

Multiple Levels of Fees and Expenses (page 46)

Comment 16: The disclosure references “performance-based fees charged by the Fund.” Please confirm whether this is accurate. To the extent the Fund charges performance-based fees, revise the disclosures accordingly, including a plain English explanation, a graphical representation of the fee, examples demonstrating the operation of the fee in the prospectus, a conflicts of interest disclosure if it makes investments or use techniques (such as leverage) that have the effect of increasing its compensation, and disclosure regarding the class upon which performance is measured.

Response: The Fund hereby confirms that it will not charge performance-based fees and has revised the disclosure as follows:

By investing in Portfolio Funds indirectly through the Fund, the investor bears asset-based ~~and performance-based~~ fees charged by the Fund, in addition to any asset-based fees and performance-based fees and allocations at the Portfolio Fund level.

The Adviser (page 49)

Comment 17: Briefly clarify what “managed .. . . on a non-discretionary basis” means.

Response: The term “non-discretionary basis” means that the Adviser provides investment advice to a client but does not have full discretion to make investments for the client. In light of the Staff’s comment, the disclosure has been revised to clarify.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission August 9, 2024

Investment Committee (page 49)

Comment 18: The disclosure states that Mr. Giannini “served” as Hamilton Lane’s Chief Executive Officer. Clarify whether he continues to serve as such or if he has relinquished that position.

Response: The Fund hereby confirms that Mr. Giannini relinquished the position of Chief Executive Officer for Hamilton Lane. Mr. Giannini currently serves as the Co-Chairman and a member of the Board of Directors for Hamilton Lane.

Comment 19: On page 52, under Mr. Brennan’s biography, the disclosure references “evergreen and traditional private market solutions.” Briefly explain what these are.

Response: Evergreen private market solutions is a reference to private market investment vehicles with no fixed term that continuously offer their shares (e.g., monthly subscriptions) and provide their investors with periodic liquidity (e.g., repurchase offers of up to 5% of the investment vehicle’s net assets per quarter). The Fund respectfully submits that use of the term “evergreen” to describe this type of fund structure is very common in the asset management industry. Traditional private market solutions is a reference to private market investment vehicles with a limited investment term, which are typically set up as draw down investment vehicles.

Distribution and Service Plan (page 56)

Comment 20: The disclosure states that “the remainder is for distribution support and related services.” Supplementally advise in more detail what such services are.

Response: In light of the Staff’s comment, the Fund has deleted the referenced sentence. Supplementally, such services are any service that is not within the definition of “service fee” under FINRA Rule 2341.

Fund Expenses (page 59)

Comment 21: The disclosure indicates that the Fund will bear “incentive fees.” To the extent this is referencing incentive fees at the portfolio fund level, clarify. To the extent this is referencing other types of incentive fees, supplementally advise what this is referring to.

Response: In light of the Staff’s comment, the Fund has deleted the reference to incentive fees.

Procedures for Repurchase of Shares (page 68)

Comment 22: Please revise the disclosure in this section to state that tender offer proceeds will be paid in cash no later than 5 business days after the last date that securities may be tendered pursuant to the offer. See Rule 13e-4(f)(5) under the Exchange Act and SEC Release No, 34-43069 (July 24, 2000). See also Release No. IC-19399 (April 7, 1993) (“In effect, [an interval fund] would have ... up to seven days [five business days] after that in which to pay repurchase proceeds – just as open-end companies or closed-end companies making issuer tender offers now have seven days in which to make payment.” (emphasis added)).

Response: In light of the Staff’s comment, the Fund has revised its disclosure to provide that tender offer proceeds will be paid within five business days of the determination of the Fund’s net asset value as of the valuation date for the tender offer.

Mandatory Redemption by the Fund (page 70)

Comment 23: Please remove clause (v). The Fund may state that involuntary redemptions will be conducted consistent with rule 23c-2 under the Investment Company Act.

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

Subsidiaries (page 93)

Comment 24: Please confirm in correspondence that any investment advisory agreement between the Subsidiaries and its investment adviser will be included as an exhibit to the registration statement.

Response: The Fund hereby confirms that any investment advisory agreement between the Subsidiaries and their investment advisers will be included as an exhibit to future filings.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission August 9, 2024

Comment 25: Explain in correspondence whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund hereby confirms that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

Comment 26: Confirm in correspondence that the Subsidiaries and their boards of directors will agree to inspection by the staff of the Subsidiaries’ books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund hereby confirms that the Subsidiaries and their boards of directors will agree to inspection by the Staff of the Subsidiaries’ books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 27: Confirm that the Subsidiaries and their boards of directors will agree to designate an agent for service of process in the United States.

Response: The Fund hereby confirms that, if a Subsidiary is a foreign company, then such Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Derivative Actions, Direct Actions and Exclusive Jurisdiction (page 95)

Comment 28: With regard to the conditions placed on derivative actions, please revise provisions (ii) and (v) in the organizational document to state that those provisions do not apply to claims arising under the federal securities law and revise the disclosure appropriately.

Response: The Fund respectfully confirms that the provisions of the Agreement and Declaration of Trust related to derivative actions do not apply to claims arising under the federal securities law. Additionally, in light of the Staff’s comment, the Fund has revised this disclosure to align with the Agreement and Declaration of Trust.

Comment 29: With regard to the limitations on direct actions, please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws and revise the disclosure appropriately.

Response: The Fund respectfully confirms that the provisions of the Agreement and Declaration of Trust related to direct actions do not apply to claims arising under the federal securities law. Additionally, in light of the Staff’s comment, the Fund has revised this disclosure to align with the Agreement and Declaration of Trust.

Comment 30: With regard to the exclusive state forum provision, please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the corresponding risks of such a provision as to nonfederal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund respectfully confirms that the provisions of the Agreement and Declaration of Trust related to exclusive state forum provisions do not apply to claims arising under the federal securities laws. Additionally, in light of the Staff’s comment, the Fund has revised this disclosure to align with the Agreement and Declaration of Trust and disclosed in an appropriate location in the prospectus the corresponding risks of such a provision as to nonfederal securities law claims.

Part C: Other Information

Item 15. Financial Statements and Exhibits

Comment 31: Please file the finalized exhibits once they are available.

Response: The Fund hereby undertakes to file the finalized exhibits, once available.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission August 9, 2024

Accounting Comments

Fees and Expenses (page 3)

Comment 32: Disclosure in the first paragraph indicates that offering costs associated with any periodic offers of shares will be expensed as incurred. This accounting treatment is not in accordance with FASB ASC 946-20-25-5 or 6. Please update the disclosure accordingly. This comment also applies to similar disclosure on page 60.

Response: In light of the Staff’s comment, the Fund has revised the referenced disclosures.

Summary of Fund Expenses (page 9)

Comment 33: Please include a line item for Dividend Reinvestment and Cash Purchase Plan Fees in accordance with Item 3 of Form N-2.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Comment 34: Please confirm that the Acquired Fund Fees and Expenses (“AFFE”) line item includes estimates of any AFFE generated by investments in other investment companies, including money market funds and exchange traded funds.

Response: The Fund hereby confirms that the AFFE line item includes estimates of any AFFE generated by investments in other investment companies, including money market funds and exchange traded funds.

Comment 35: If the Fund intends to incur leverage through borrowings, please include a line item for “Interest Payments on Borrowed Funds” in accordance with Item 3 of Form N-2.

Response: The Fund hereby confirms that it does not intend to incur leverage through borrowings in its first 12 months of operations. As such, the Fund respectfully declines to make the noted revision at this time.

Comment 36: If the Fund intends to issue preferred shares, please include an estimate of dividend expense on preferred shares in the fee table.

Response: The Fund hereby confirms that it does not currently intend to issue preferred shares.

Comment 37: Please file the Expense Limitation Agreement referenced in footnotes (4) and (8) and the Management Fee Waiver Agreement referenced in footnote 4 as exhibits to the Registration Statement.

Response: The Fund hereby confirms that the Expense Limitation Agreement and Management Fee Waiver Agreement have been filed herewith.

Comment 38: Footnote (6) appears to contain duplicate statements regarding the estimation of other expenses. Please consider removing one of the duplicate statements.

Response: In light of the Staff’s comments, the Fund has revised this disclosure.

* * * * * * *

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission August 9, 2024

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Jay Williamson, U.S. Securities & Exchange Commission

Andrew Schardt, Hamilton Lane Advisors, L.L.C.

Keith Kleinman, Hamilton Lane Advisors, L.L.C.

Stephanie Chaung, Simpson Thacher & Bartlett LLP

John Dikmak Jr., Simpson Thacher & Bartlett LLP